Pricing Supplement dated August 5, 2026 (To Prospectus dated December 9, 2024 and Prospectus Supplement dated December 9, 2024) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(2) File No. 333-282710

Senior Medium-Term Notes Series J

(U.S. $ Floating Rate)

$300,000,000 Floating Rate Callable Senior Notes Due 2030

Trade Date: August 5, 2026

Original Issue Date: August 12, 2026

Principal Amount: $300,000,000

Net Proceeds (Before Expenses) to Issuer: $299,550,000

Price to Public: 100.000% plus accrued interest, if any, from August 12, 2026

Commission/Discount: 0.150%

Agent’s Capacity:  ☒  Principal Basis  ☐  Agency Basis

Maturity Date: August 12, 2030

Interest Payment Dates: Quarterly on the 12th day of February, May, August and November of each year, commencing on November 12, 2026.

Interest Rate: Compounded SOFR (as defined in the Prospectus Supplement), as determined in accordance with the provisions set forth in the Prospectus, Prospectus Supplement and this Pricing Supplement, plus the Spread. In no event will the Interest Rate for any Interest Period (as defined in the Prospectus Supplement) be less than the Minimum Interest Rate.

Base Rate or Benchmark: Compounded SOFR

Spread: +69 basis points

Minimum Interest Rate: 0%

Day Count Convention: Actual/360

Business Day Convention: Modified following, adjusted. If any Interest Payment Date falls on a day that is not a Business Day (other than an Interest Payment Date that is also the Maturity Date or a redemption date, if applicable), such Interest Payment Date will be postponed to the following Business Day, except that, if the next Business Day would fall in the next calendar month, the Interest Payment Date will be the immediately preceding Business Day. If the Maturity Date or a redemption date, if applicable, falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, and no additional interest will accrue from and after the Maturity Date or redemption date, as applicable.

Optional Redemption Date: August 12, 2029

Redemption Commencement Date: July 12, 2030

Redemption Price: 100% of the principal amount of the Notes redeemed

Optional Redemption: Redeemable (i) in whole, but not in part, on the Optional Redemption Date or (ii) in whole or in part from time to time on or after the Redemption Commencement Date, in each case at the option of the Issuer and at the Redemption Price, plus accrued and unpaid interest thereon to the date of redemption, on written notice given to the registered holders of the Notes not less than 5 nor more than 30 calendar days prior to the date of redemption.

Authorized Denominations: $2,000 and integral multiple of $1,000 in excess thereof

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Form:	x	Book Entry

Certificated

Redemption:		The Notes cannot be redeemed prior to maturity

	x	The Notes may be redeemed prior to maturity

Repayment:	x	The Notes cannot be repaid prior to maturity

The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:	Yes x No

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Debt Securities—Debt Securities Issued by the Company under the Senior Indenture or the Senior Subordinated Indenture—Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

No PRIIPs: No PRIIPs has been prepared as the Notes are not available to retail investors in the EEA. See “Prohibition of Sales to EEA Retail Investors” in the prospectus supplement.

Important—CCI Regulations/Prohibition of Sales to UK Retail Investors – The Notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is either one (or both) of the following: (i) not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law of the UK by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); or (ii) not a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (“POATRs”). Consequently, no disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) for offering, selling or distributing the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering, selling or distributing the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024 (“CCI Regulations”).

The following selling restrictions appearing in the accompanying Prospectus Supplement are amended in their entirety as follows:

Singapore. This prospectus supplement and the accompanying prospectus have not been and will not be registered as prospectuses with the Monetary Authority of Singapore under the Securities and Futures Act 2001 (the “SFA”). Accordingly, this prospectus supplement, and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes have not been and will not be circulated or distributed, nor have the Notes been or will be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

SFA Product Classification — In connection with Section 309B of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 (“CMP Regulations 2018”), the Company has determined, and hereby notifies all persons (including all relevant persons (as defined in Section 309A(1) of the SFA)), that the Notes are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

CCI Regulations / UK Prospectus Rules / Prohibition of Sales to UK Retail Investors

No Notes which are the subject of the offer contemplated by this prospectus supplement may be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the UK. For the purposes of this provision:

(a)

the expression “retail investor” means a person who is either one (or both) of the following: (i) not a professional client as defined in point (8) of Article 2(1) of the EUWA; or (ii) not a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs;

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to buy or subscribe the Notes. Consequently, no disclosure document required the DISC for offering, distributing or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering, distributing or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the DISC and CCI Regulations.

This prospectus supplement has been prepared on the basis that any offer of the Notes in the UK will be made pursuant in reliance on one or more exemptions under the POATRs from the prohibition on offering relevant securities to the public in the United Kingdom. This prospectus supplement is not a prospectus for the purposes of the POATRs and has not been approved by the Financial Conduct Authority under the Prospectus Rules: Admission to Trading on a Regulated Market sourcebook.

Each Agent has represented, warranted and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the UK.

This prospectus supplement and the accompanying prospectus are only being distributed to and are only directed at (i) persons who are outside the UK or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the prospectus supplement under the caption “Plan of Distribution of Medium-Term Notes (Conflicts of Interest).”

Agent	Aggregate Principal Amount of Notes to be Purchased
BofA Securities, Inc.	$72,000,000
Goldman Sachs & Co. LLC	$72,000,000
TD Securities (USA) LLC	$72,000,000
R. Seelaus & Co., LLC	$24,000,000
BNY Mellon Capital Markets, LLC	$24,000,000
DZ Financial Markets LLC	$6,750,000
Fifth Third Securities, Inc.	$6,750,000
Santander US Capital Markets LLC	$6,750,000
Westpac Capital Markets, LLC	$6,750,000
American Veterans Group, PBC	$1,500,000
AmeriVet Securities, Inc.	$1,500,000
Great Pacific Securities	$1,500,000
Mischler Financial Group, Inc.	$1,500,000
Stern Brothers & Co.	$1,500,000
Tigress Financial Partners LLC	$1,500,000

Total:	$300,000,000

The Agents expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this pricing supplement, or “T+5”. Trades of securities in the secondary market generally are required to settle in one business day, referred to as “T+1”, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+1 basis, investors who wish to trade the Notes more than one business day before the Original Issue Date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The prospectus, prospectus supplement and this pricing supplement may be used by the Company, BNY Mellon Capital Markets, LLC and any other affiliate controlled by the Company in connection with offers and sales relating to the initial sales of securities and any market-making transaction involving the securities after the initial sale. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. The Company and its affiliates may act as principal or agent in these transactions.

The Agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

To the extent any Agent that is not a U.S. registered broker-dealer intends to effect any offers or sales of any Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

We estimate that we will pay approximately $120,000 for expenses, excluding underwriting discounts and commissions.

In the ordinary course of their various business activities, the Agents and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.